

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549-3561

Mail Stop 3561

February 7, 2008

Kevin R. Keating, CEO
Catalyst Lighting Group, Inc.
PO Box 644220
Vero Beach, Florida 32964

> **Re: Catalyst Lighting Group Inc.**
> **Amendment No. 2 to Registration Statement on Form 10-SB**
> **Filed January 24, 2008**
> **File No. 000-50385**

Dear Mr. Keating:

We have completed our review of your Form 10-SB and related amendments and have no further comments at this time.

Sincerely,

John Reynolds
Assistant Director

cc: Frederic M. Schweiger
Fax (630) 692-0647